Exhibit 99.3

200 Spectrum Center Drive, Suite 300 Irvine, CA 92618 (714) 234-5980 www.BCRGCPAS.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in registration statements on Form F-3 (File No. 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) of Check-Cap Ltd. of our report dated November 12, 2025, with respect to the financial statements of Mbody AI Corp as of December 31, 2024 and June 30, 2025, and for the periods from October 7, 2024 (date of formation) to December 31, 2024, and for the six months ended June 30, 2025, respectively, included in this Report of a Foreign Private Issuer on Form 6-K.

We also consent to the reference to our Firm under the caption “Experts” in such Registration Statement.

Irvine, California

January 29, 2026